UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

IANTHUS CAPITAL HOLDINGS, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

45074T102

(CUSIP Number)

David Rosenthal

Chief Compliance Officer

Gotham Green Partners, LLC

1437 4th Street

Santa Monica, California 90401

(212) 659-3838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 45074T102	13D	Page 1 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,572,163,241 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,572,163,241 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,572,163,241 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45074T102	13D	Page 2 of 18

1		NAMES OF REPORTING PERSONS Gotham Green GP 1, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 629,358,460 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 629,358,460 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,358,460 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 3 of 18

1		NAMES OF REPORTING PERSONS Gotham Green GP II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 390,777,830 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 390,777,830 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,777,830 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 4 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Credit Partners GP 1, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 936,930,574 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 936,930,574 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,930,574 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 5 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV V GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 615,096,377 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 615,096,377 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,096,377 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 6 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 125,855,957 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 125,855,957 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,855,957 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 7 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1 (Q), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 503,502,503 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 503,502,503 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,502,503 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 8 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,324,290 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 57,324,290 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,324,290 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 9 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Fund II (Q), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,453,540 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 333,453,540 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,453,540 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 10 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Credit Partners SPV 1, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 936,930,574 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 936,930,574 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,930,574 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 11 of 18

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 615,096,377 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 615,096,377 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,096,377 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45074T102	13D	Page 12 of 18

1		NAMES OF REPORTING PERSONS Jason Adler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,572,163,241 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,572,163,241 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,572,163,241 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45074T102	13D	Page 13 of 18

Explanatory Note

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G previously filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Schedule 13G”), and is being filed to reflect the acquisition pursuant to the Recapitalization Transaction (as defined below) of over 2% of the Common Shares of the Issuer within the preceding 12 months.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Shares (the “Shares”) of iAnthus Capital Holdings, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 420 Lexington Avenue, Suite 414, New York, NY 10170.

Item 2.	Identity and Background

(a) and (f)

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”) with the place of organization or citizenship, as applicable, indicated next to each Reporting Person:

●	Gotham Green Partners, LLC – Delaware

●	Jason Adler – United States

The General Partners (collectively, the “GPs” and each, a “GP”)

●	Gotham Green GP 1, LLC - Delaware

●	Gotham Green GP II, LLC – Delaware

●	Gotham Green Credit Partners GP 1, LLC - Delaware

●	Gotham Green Partners SPV V GP, LLC - Delaware

The Funds (collectively, the “Funds” and each, a “Fund”)

●	Gotham Green Fund 1, L.P. – Delaware

●	Gotham Green Fund 1 (Q), L.P. – Delaware

●	Gotham Green Fund II, L.P. – Delaware

●	Gotham Green Fund II (Q), L.P. – Delaware

●	Gotham Green Credit Partners SPV 1, L.P. – Delaware

●	Gotham Green Partners SPV V, L.P. – Delaware

(b)	The address of the principal business office of the Reporting Persons is 1437 4th Street, Santa Monica, CA 90401.

(c)	Gotham Green Partners, LLC (“GGP”) is the SEC registered investment adviser to, and manages and makes decisions regarding the Funds on behalf of, Gotham Green GP 1, LLC, Gotham Green GP II, LLC, Gotham Green Credit Partners GP 1, LLC, and Gotham Green Partners SPV V GP, LLC. Gotham Green GP 1, LLC is the general partner of Gotham Green Fund 1, L.P. and Gotham Green Fund 1 (Q), L.P. Gotham Green GP II, LLC is the general partner of Gotham Green Fund II, L.P. and Gotham Green Fund II (Q), L.P. Gotham Green Credit Partners GP 1, LLC is the general partner of Gotham Green Credit Partners SPV 1, L.P. Gotham Green Partners SPV V GP, LLC is the general partner of Gotham Green Partners SPV V, L.P. Jason Adler is the Managing Member of GGP and each GP.

CUSIP No. 45074T102	13D	Page 14 of 18

The principal business of GGP is to provide investment advisory services to investment funds and accounts. The principal business of each GP is to serve as, and perform the functions of, the general partner for its applicable Funds. The Funds are principally engaged in the business of making, purchasing, selling and holding investments. The principal business of Jason Adler is to serve as Managing Member of GGP and each GP.

(d) and (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 24, 2022, the Issuer completed its recapitalization transaction (the “Recapitalization Transaction”) pursuant to the terms of that certain Restructuring Support Agreement dated July 10, 2020, as amended on June 15, 2021, by and among the Issuer, all of the holders, which includes the Funds, of the 13% senior secured convertible debentures issued by iAnthus Capital Management, LLC, a wholly-owned subsidiary of the Issuer (“ICM”), and a majority of the holders of the Issuer’s 8% unsecured convertible debentures (the “Restructuring Support Agreement”). The Recapitalization Transaction closed pursuant to the terms of the amended and restated Plan of Arrangement under the Business Corporations Act (British Columbia) approved by the Supreme Court of British Columbia.

In connection with the closing of the Recapitalization Transaction, the Issuer issued Shares to the Funds as follows:

●	125,585,311 Shares to Gotham Green Fund 1, L.P.;

●	502,419,744 Shares to Gotham Green Fund 1 (Q), L.P.;

●	57,324,290 Shares to Gotham Green Fund II, L.P.;

●	333,453,540 Shares to Gotham Green Fund II (Q), L.P.;

●	934,167,928 Shares to Gotham Green Credit Partners SPV 1, L.P.; and

●	615,096,377 Shares to Gotham Green Partners SPV V, L.P.

Prior to the closing of the Recapitalization Transaction, GGP had control and direction over (i) 4,116,051 issued and outstanding Shares, (ii) an aggregate of 34,659,389 Shares issuable upon conversion of 13% senior secured convertible debentures (based on, and as previously reported in the Schedule 13G, the amount of interest accrued up to and including July 12, 2020 in connection with the Issuer’s default on such debentures and does not include any interest amounts accrued pursuant to the terms of the Restructuring Support Agreement), and (iii) 10,196,239 Shares issuable upon the exercise of warrants of the Issuer (the “Warrants”).

In connection with the consummation of the Recapitalization Transaction and in exchange for issuance of the Shares to the Funds, the outstanding principal amount of, plus interest accrued and fees on, the 13% senior secured convertible debentures (including the interim financing secured notes originally due on July 13, 2025) held by the Funds was forgiven in part and exchanged for new non-convertible 8% secured debentures and new non-convertible 8% unsecured debentures. Furthermore, all Warrants were cancelled and extinguished.

The foregoing description of the Restructuring Support Agreement, as amended, and the amended and restated Plan of Arrangement are not complete and are qualified in their entirety by reference to the full text of the Restructuring Support Agreement, as amended, and the amended and restated Plan of Arrangement, copies of which are filed as Exhibits 1, 1(a) and 2, respectively, to this Schedule 13D.

CUSIP No. 45074T102	13D	Page 15 of 18

Item 4.	Purpose of Transaction

Investor Rights Agreement

In connection with the closing of the Recapitalization Transaction, the Funds (referred to as “Gotham”) and other investors (collectively, the “Investors”) entered into an Investor Rights Agreement (“IRA”) with the Issuer and ICM dated June 24, 2022. Pursuant to the IRA, Gotham is entitled to designate nominees for election or appointment to the Company’s board of directors (the “Board”) as follows:

(i)	For so long as Gotham’s Debt Exchange Common Share Percentage (as defined in the IRA) is at least 30%, Gotham shall be entitled to designate up to three individuals as director nominees;

(ii)	For so long as Gotham’s Debt Exchange Common Share Percentage is less than 30% but is at least 15%, Gotham shall be entitled to designate up to two individuals as director nominees; and

(iii)	For so long as Gotham’s Debt Exchange Common Share Percentage is less than 15% but is at least 5%, Gotham shall be entitled to designate up to one individual as a director nominee.

Two of the Gotham nominees were nominated and appointed to the Board effective as of June 24, 2022, and the third will be nominated shortly after June 24, 2022. Other Investors are also entitled to designate nominees for election or appointment to the Company’s Board as set forth in the IRA.

Furthermore, pursuant to the IRA, the Company will hire a Chief Executive Officer who has been unanimously approved by the Investors (including Gotham) in writing, such approval not to be unreasonably withheld, and will arrange for such Chief Executive Officer to be appointed to the Company’s Board as Chair of the Board. Unless Investors who together hold at least 80% of all of the Shares issued to the Investors pursuant to the Plan of Arrangement (the “Debt Exchange Common Shares”) and held by all Investors at the time such determination is made, agree in writing, the number of directors constituting the full Board will not exceed seven (which seven directors will initially be comprised of the new directors as designated for nomination by certain Investors (including Gotham) and the Company’s Chief Executive Officer, once appointed).

Pursuant to the IRA, the audit committee of the Board will be comprised of one nominee designated by each of Gotham and two other Investors, the nomination committee of the Board will be comprised of such directors as the Board may determine and the compensation committee of the Board will be comprised of one nominee designated by one of the Investors together with such other directors as the Board may determine. Moreover, Gotham may appoint two non-voting observers to the Board provided that the total number of Gotham observers together with the observers appointed by the Collateral Agent pursuant to the Third Amended and Restated Secured Debenture Purchase Agreement, will not exceed two. The Issuer will reimburse each Board observer for the reasonable out-of-pocket expenses incurred by such observer in their capacity as an observer up to a maximum amount of $25,000 in any 12-month period.

Pursuant to the IRA, the board of directors (or other similar governing body) of each subsidiary of the Issuer will be comprised of such members of the Issuer’s management team as determined by the Board from time to time.

Pursuant to the IRA, the following matters require Supermajority Board Approval (as defined in the IRA): (i) approval of the issuance of voting Equity Securities (as defined in the IRA) of the Issuer (other than pursuant to an equity incentive plan); (ii) approval of a Related Party Transaction (as defined in the IRA); (iii) approval of a Change of Control Transaction (as defined in the IRA) that requires Board approval; and (iv) any amendments to the 8% secured debentures or 8% unsecured debentures.

CUSIP No. 45074T102	13D	Page 16 of 18

Pursuant to the IRA, on the record date in respect of any meeting of the shareholders of the Issuer, if (i) the number of Debt Exchange Common Shares held by Gotham at such time; plus (ii) the number of Non-Participating Secured Lender Shares (as defined in the IRA) at such time would represent more than 35.78% of the votes attached to all of the issued and outstanding Shares of the Issuer, then, unless Supermajority Board Approval is obtained, Gotham will not vote at such meeting of the shareholders such number of its Debt Exchange Common Shares (the “Non-Votable Gotham Debt Exchange Common Shares”) that would otherwise result in Gotham being able to vote more than 35.78% of the votes attached to all of the issued and outstanding Shares of the Issuer (for purposes of calculating the number of Non-Votable Gotham Debt Exchange Common Shares, such shares will be excluded from the total number of issued and outstanding Shares of the Issuer). Notwithstanding the foregoing, such voting restriction will not apply in respect of a vote in favor of a Change of Control Transaction. Such voting restriction will cease to apply on the earlier of (i) the date that the Debt Exchange Common Share Percentage of each of the other Investors is less than 5%; and (ii) June 24, 2025. Moreover, until June 24, 2025, unless Supermajority Board Approval is obtained, Gotham will not, directly or indirectly, acquire Shares of the Issuer that will cause Gotham’s Common Share Percentage (as defined in the IRA) to exceed the percentage calculated as follows: (i) 49.9%, minus (ii) the percentage resulting from the number of Non-Participating Secured Lender Shares (as defined in the IRA) divided by the total number of the Issuer’s Shares issued and outstanding at the time such determination is made.

Pursuant to the IRA, Gotham will cease to be an “Investor” under the IRA on the earlier of (i) the date on which Gotham’s Debt Exchange Common Share Percentage is less than 5%; and (ii) Gotham materially breaches the IRA and such breach is not cured within 20 Business Days (as defined in the IRA) after receipt by Gotham of written notice thereof from the Issuer or any other Investor. In addition, the IRA may be terminated by written agreement of the Investors (including Gotham) who together hold at least 80% of all of the Debt Exchange Common Shares held by all Investors (including Gotham) at the time such determination is made, the Issuer and ICM. The IRA will automatically terminate when there are no longer any Investors (including Gotham) as a result of Investors’ Debt Exchange Common Share Percentage being less than 5% or Investors (including Gotham) materially breach the IRA and such breach is not cured within 20 Business Days after notice thereof.

Registration Rights Agreement

In connection with the consummation of the Recapitalization Transaction, the Issuer entered into a registration rights agreement (the “RRA”) dated June 24, 2022 with ICM and certain holders of Registrable Securities (as defined in the RRA), including Gotham (the “Holders”), pursuant to which the Issuer will, upon receipt of written notice (the “Shelf Request”) from Holders of at least 15% of the outstanding Shares of the Issuer (the “Substantial Holders”), prepare and file (i) with the applicable Canadian Securities Regulators (as defined in the RRA), a Shelf Prospectus (as defined in the RRA) to facilitate a secondary offering of all of the Registrable Securities or (ii) with the SEC, a registration statement on Form S-3 (the “S-3 Registration Statement”) covering the resale of all Registrable Securities. Pursuant to the RRA, subject to certain exceptions, the Issuer will use commercially reasonable efforts to file the Shelf Prospectus or the S-3 Registration Statement, as applicable, as soon as practicable but in no event later than 20 days following the receipt of the Shelf Request. In addition, pursuant to the RRA, the Substantial Holders may request (the “Demand Registration Request”) the Issuer to file a Prospectus (as defined in the RRA) (other than a Shelf Prospectus) or a registration statement on any form that the Issuer is then eligible to use (the “Registration Statement”) to facilitate a Distribution (as defined in the RRA) in Canada or the United States of all or any portion of the Registrable Securities (the “Demand Registration”) held by the Holders requesting the Demand Registration. Pursuant to the RRA, subject to certain exceptions, the Issuer will use its commercially reasonable efforts to file one or more Prospectuses or Registration Statements within 20 days following delivery of a Demand Registration Request. Notwithstanding the foregoing, the Issuer will not be obligated to effect more than two Demand Registrations in any fiscal year. Moreover, pursuant to the RRA and subject to certain exceptions, if, at any time, the Issuer proposes to make a Distribution for its own account, the Issuer will notify the Holders of such Distribution (the “Piggyback Registration”) and will use reasonable commercial efforts to include in the Piggyback Registration such Registrable Securities requested by the Holders to be included in such Piggyback Registration. Furthermore, pursuant to the RRA and subject to certain exceptions, after the receipt by the Issuer of a Demand Registration Request, the Issuer will not, among other things, without the prior written consent of Holders of least 66 2/3% of the then issued Shares held by all Holders (the “Requisite Holders”) authorize, issue or sell any Shares or Equity Securities (as defined in the RRA) until the date which is 90 days after the later of (i) the date on which a receipt is issued for the Prospectus or Registration Statement filed in connection with such Demand Registration and (ii) the completion of the offering contemplated by the Demand Registration, provided that in respect of any subsequent Demand Registration Request in any fiscal year of the Company, such date will be reduced to the date which is 30 days after the later of (i) and (ii) above. Moreover, pursuant to the RRA and subject to certain exceptions, the Issuer will not grant registration rights to any other Person (as defined in the RRA) without the prior written consent of the Requisite Holders. Pursuant to the RRA, the Issuer will use its best efforts to cause a Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as possible but in no event later than the date which is 30 days (or 90 days if the SEC notifies the Issuer that it will “review” the Registration Statement) after the initial filing of such Registration Statement.

CUSIP No. 45074T102	13D	Page 17 of 18

The Reporting Persons hold securities of the Issuer for investment purposes. Although the Reporting Persons have no present plans or proposals, subject to the restrictions described above, the Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise disclosed herein, including the director designation rights set forth in the IRA, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the IRA and RRA are not complete and are qualified in their entirety by reference to the full text of the IRA and RRA, copies of which are filed as Exhibits 3 and 4, respectively, to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b).

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Calculation of percentage ownership is based on 6,244,297,897 Shares outstanding as of June 24, 2022 as reported in the Issuer’s Schedule 14f-1 filed with the SEC on June 27, 2022.

The information set forth in Item 4 is also hereby incorporated by reference into this Item 5.

(c)	During the past 60 days, the Reporting Persons did not conduct any transactions in the Shares other than pursuant to the Recapitalization Transaction as described in Item 3, which is hereby incorporated by reference into this Item 5.

Pursuant to the Recapitalization Transaction, on June 24, 2022, the Issuer issued Shares to the Funds as follows:

●	125,585,311 Shares to Gotham Green Fund 1, L.P.;

●	502,419,744 Shares to Gotham Green Fund 1 (Q), L.P.;

●	57,324,290 Shares to Gotham Green Fund II, L.P.;

●	333,453,540 Shares to Gotham Green Fund II (Q), L.P.;

●	934,167,928 Shares to Gotham Green Credit Partners SPV 1, L.P.; and

●	615,096,377 Shares to Gotham Green Partners SPV V, L.P.

In connection with the consummation of the Recapitalization Transaction and in exchange for issuance of the Shares to the Funds, the outstanding principal amount of, plus interest accrued and fees on, the 13% senior secured convertible debentures, which were convertible into an aggregate of 34,659,389 Shares as of July 12, 2020 (including interest accrued up to and including such date), and including the interim financing secured notes originally due on July 13, 2025, were forgiven in part and exchanged for new non-convertible 8% secured debentures, new non-convertible 8% unsecured debentures. Furthermore, all Warrants were cancelled and extinguished.

(d)	To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)	Not applicable.

CUSIP No. 45074T102	13D	Page 18 of 18

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 hereof is incorporated by reference into this Item 6.

Except for the agreements described in this Item 6 and that Gotham Green Partners SPV V GP, LLC will receive from one of the secured lenders a portion of the gross profit received by such secured lender as a result of its investment in the Issuer, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Restructuring Support Agreement dated July 10, 2020 by and among iAnthus Capital Holdings, Inc., each of the subsidiaries a party thereto, each lender a party thereto and each consenting debenture holder a party thereto (incorporated by reference to Exhibit 10.7 to Form 10 filed by iAnthus Capital Holdings, Inc. with the SEC on December 8, 2020)
Exhibit 1(a)	Amending Agreement to the Restructuring Support Agreement dated June 15, 2021 by and among the Company, the Secured Lenders and the Consenting Unsecured Lenders (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by iAnthus Capital Holdings, Inc. with the SEC on June 21, 2021)
Exhibit 2	Amended and Restated Plan of Arrangement dated August 6, 2020 (incorporated by reference to Exhibit 10.21 to Form 10/A filed by iAnthus Capital Holdings, Inc. with the SEC on March 31, 2021)
Exhibit 3	Investor Rights Agreement dated June 24, 2022 by and among the Company, iAnthus Capital Management, LLC and certain investors (incorporated by reference to Exhibit 10.6 to the Current Report, on Form 8-K filed by iAnthus Capital Holdings, Inc. with the SEC on June 30, 2022).
Exhibit 4	Registration Rights Agreement dated June 24, 2022 by and among the Company, iAnthus Capital Management, LLC and certain holders (incorporated by reference to Exhibit 10.5 to the Current Report, on Form 8-K filed by iAnthus Capital Holdings, Inc. with the SEC on June 30, 2022).
Exhibit 5	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2022

GOTHAM GREEN PARTNERS, LLC		Gotham Green Fund 1 (Q), L.P.
		By:	Gotham Green GP 1, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP 1, LLC		Gotham Green Fund II, L.P.
		By:	Gotham Green GP II, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP ii, LLC		Gotham Green Fund II (Q), L.P.
		By:	Gotham Green GP II, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green Credit Partners GP 1, LLC		Gotham Green CREDIT Partners SPV 1, L.P.
		By:	Gotham Green Credit Partners GP 1, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV V GP, LLC		Gotham Green Partners SPV V, L.P.
		By:	Gotham Green Partners SPV V GP, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green Fund 1, L.P.
By:	Gotham Green GP 1, LLC
/s/ Jason Adler
By:	/s/ Jason Adler	JASON ADLER
Name:	Jason Adler
Title:	Managing Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 5

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

July 1, 2022

GOTHAM GREEN PARTNERS, LLC		Gotham Green Fund 1 (Q), L.P.
		By:	Gotham Green GP 1, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP 1, LLC		Gotham Green Fund II, L.P.
		By:	Gotham Green GP II, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP ii, LLC		Gotham Green Fund II (Q), L.P.
		By:	Gotham Green GP II, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green Credit Partners GP 1, LLC		Gotham Green CREDIT Partners SPV 1, L.P.
		By:	Gotham Green Credit Partners GP 1, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV V GP, LLC		Gotham Green Partners SPV V, L.P.
		By:	Gotham Green Partners SPV V GP, LLC
By:	/s/ Jason Adler
Name:	Jason Adler	By:	/s/ Jason Adler
Title:	Managing Member	Name:	Jason Adler
		Title:	Managing Member

Gotham Green Fund 1, L.P.
By:	Gotham Green GP 1, LLC
/s/ Jason Adler
By:	/s/ Jason Adler	JASON ADLER
Name:	Jason Adler
Title:	Managing Member